SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 28, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated April 28, 2011, the Company reported that the Board of Directors called a General Ordinary and Extraordinary Shareholders’ Meeting to be held on May 26, 2011 at 2:00 pm, at Moreno 809, Hotel Intercontinental of the City of Buenos Aires, i.e., a location other than the registered office, to consider the following agenda:

1) Appointment of two shareholders to undersign the minutes of the meeting.

2) Capital stock increase for up to $205,000,000.- (Pesos two hundred and five million) through the issuance of up to 2,050,000,000 new common, book-entry shares of nominal value Pesos 0.10 each, on a one-off basis or on multiple occasions, with or without issue premium and entitled to one vote per share, with rights to dividends pari passu with the shares outstanding at the time of issuance, to be listed for public offering in Argentina and/or abroad. Establishment of the parameters within which the Board of Directors will fix, if applicable, the issue premium.-

3) Delegation to the Board of Directors of the power to fix all the terms and conditions for issuance on a one-off basis or on multiple occasions when they have not been expressly determined by the shareholders’ meeting, with powers to sub-delegate them to one or more Company directors or managers, or the persons that the Board itself authorizes, including, without limitation: (i) the establishment of the amount and timing of the issuance, manner of issuance, issue premium, subscription price, terms of payment and other terms and conditions of the issuances; (ii) filing with the Argentine Securities Commission and/or the Buenos Aires Stock Exchange and/or Mercado Abierto Electrónico and/or any other public or private stock exchange or market in Argentina or abroad of the application for an authorization to have the shares that are issued publicly offered and listed, with the powers to apply for all other authorizations for public offering and of any other type to the Argentine Securities Commission, the US Securities and Exchange Commission and/or other similar agencies in Argentina or abroad and the power to enter into all types of agreements with banking and/or financial entities from Argentina or abroad with a view to the subscription and payment of such shares for placement in the local and/or international market and to conduct all the acts that are necessary and/or advisable in order to implement the resolutions adopted by the shareholders’ meeting and delegated unto the Board of Directors and (iii) the enhancement and/or adaptation of the Program of ADRs (American Depositary Receipts) representative of ADSs (American Depositary Shares), in force as of the date hereof between the Company and The Bank Of New York Mellon as depositary, as well as any other amendment to its sections and delegation to the Board of the fixation of the terms, conditions, scope and other aspects in connection thereto.

4) Reduction of the term for exercising the preemptive and accretion rights in each issuance down up to 10 running days, in accordance with Section 194 of Law No. 19,550 and other rules and regulations currently in force.-

5) Consideration of the alternatives available in connection with the notes convertible into common shares, at an annual rate of 10%, as presently outstanding for US$ 31,755,502.- nominal value, issued on July 19, 2002, within the framework, and subject to the consummation, of the capital increase herein considered, including, without limitation, the repurchase offer, the call to a meeting of noteholders for amending one or more terms and conditions of issuance. Delegation to the Board of Directors of the terms and conditions of said alternatives and of the power to sub-delegate to one or more Company directors or managers, or the persons that may be authorized by them, including, without limitation: (i) determining the conditions that make up such alternatives, not specifically approved by the shareholders’ meeting and (ii) filing with the applicable control agencies the relevant applications for authorization, if any were required.

Note: The Company’s book-entry registry is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, to be able to attend the Shareholders’ Meeting, shareholders must obtain an acknowledgment of the account of book-entry shares kept by CVSA and deposit such acknowledgment at Florida 537 Floor 18, Autonomous City of Buenos Aires, from 10:00 am to 6:00 pm no later than May 19, 2011. Depositors will be furnished with the vouchers for admission to the Shareholders’ Meeting. Upon considering the fifth point in the Agenda, the Shareholders’ Meeting will session as an extraordinary meeting, which calls for a 60% quorum.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Responsible of Relationships with the markets

Dated: April 28, 2011.